Exhibit 99.1

XPENG Reports Fourth Quarter and Fiscal Year 2023 Unaudited Financial Results

•	Cash and cash equivalents, restricted cash, short-term investments and time deposits were RMB45.70 billion (US$6.44 billion) as of December 31, 2023

•	Quarterly total revenues were RMB13.05 billion, a 53.0% increase quarter-over-quarter

•	Quarterly gross margin was 6.2%, an increase of 8.9 percentage points quarter-over-quarter

•	Full year vehicle deliveries reached 141,601, a 17.3% increase year-over-year

•	Full year revenues reached RMB30.68 billion

•	Full year gross margin was 1.5%, a decrease of 10.0 percentage points year-over-year

GUANGZHOU, China March 19, 2024 (GLOBE NEWSWIRE) — XPeng Inc. (“XPENG” or the “Company,” NYSE: XPEV and HKEX: 9868), a leading Chinese smart electric vehicle (“Smart EV”) company, today announced its unaudited financial results for the three months and fiscal year ended December 31, 2023.

Operational and Financial Highlights for the Three Months Ended December 31, 2023

	2023Q4	2023Q3	2023Q2	2023Q1	2022Q4	2022Q3
Total deliveries	60,158	40,008	23,205	18,230	22,204	29,570

•	Total deliveries of vehicles were 60,158 for the fourth quarter of 2023, representing an increase of 170.9% from 22,204 in the corresponding period of 2022.

•	XPENG’s physical sales network had a total of 500 stores, covering 181 cities as of December 31, 2023.

•	XPENG self-operated charging station network reached 1,108 stations, including 902 XPENG self-operated supercharging stations and 206 destination charging stations as of December 31, 2023.

•

Total revenues were RMB13.05 billion (US$1.84 billion) for the fourth quarter of 2023, representing an increase of 153.9% from the same period of 2022, and an increase of 53.0% from the third quarter of 2023.

•

Revenues from vehicle sales were RMB12.23 billion (US$1.72 billion) for the fourth quarter of 2023, representing an increase of 162.3% from the same period of 2022, and an increase of 55.9% from the third quarter of 2023.

•	Gross margin was 6.2% for the fourth quarter of 2023, compared with 8.7% for the same period of 2022 and negative 2.7% for the third quarter of 2023.

•

Vehicle margin, which is gross profit or loss of vehicle sales as a percentage of vehicle sales revenue, was 4.1% for the fourth quarter of 2023, compared with 5.7% for the same period of 2022 and negative 6.1% for the third quarter of 2023.

•

Fair value gain (loss) on derivative liability was gain of RMB0.56 billion (US$0.08 billion) for the fourth quarter of 2023, compared with loss of RMB0.97 billion for the third quarter of 2023. This non-cash gain (loss) resulted from the fluctuation in the fair value of the forward share purchase agreement, measured through profit or loss, related to the issuance of shares by the Company for strategic minority investment by the Volkswagen Group (“Volkswagen”).

•

Net loss was RMB1.35 billion (US$0.19 billion) for the fourth quarter of 2023, compared with RMB2.36 billion for the same period of 2022 and RMB3.89 billion for the third quarter of 2023. Excluding share-based compensation expenses, fair value gain (loss) on derivative liability and fair value gain on derivative liability relating to the contingent consideration, non-GAAP net loss was RMB1.77 billion (US$0.25 billion) for the fourth quarter of 2023, compared with RMB2.21 billion for the same period of 2022 and RMB2.79 billion for the third quarter of 2023.

•

Net loss attributable to ordinary shareholders of XPENG was RMB1.35 billion (US$0.19 billion) for the fourth quarter of 2023, compared with RMB2.36 billion for the same period of 2022 and RMB3.89 billion for the third quarter of 2023. Excluding share-based compensation expenses, fair value gain (loss) on derivative liability and fair value gain on derivative liability relating to the contingent consideration, non-GAAP net loss attributable to ordinary shareholders of XPENG was RMB1.77 billion (US$0.25 billion) for the fourth quarter of 2023, compared with RMB2.21 billion for the same period of 2022 and RMB2.79 billion for the third quarter of 2023.

•

Basic and diluted net loss per American depositary share (ADS) were both RMB1.51 (US$0.21) and basic and diluted net loss per ordinary share were both RMB0.75 (US$0.11) for the fourth quarter of 2023. Each ADS represents two Class A ordinary shares.

•	Non-GAAP basic and diluted net loss per ADS were both RMB1.98 (US$0.28) and non-GAAP basic and diluted net loss per ordinary share were both RMB0.99 (US$0.14) for the fourth quarter of 2023.

•

Cash and cash equivalents, restricted cash, short-term investments and time deposits were RMB45.70 billion (US$6.44 billion) as of December 31, 2023, compared with RMB36.48 billion as of September 30, 2023. Time deposits include restricted short-term deposits, short-term deposits, restricted long-term deposits, current portion and non-current portion of long-term deposits.

Key Financial Results

(in RMB billions, except for percentage)

	For the Three Months Ended			% Change[i]
	December 31,	September 30,	December 31,
	2023	2023	2022	YoY	QoQ
Vehicle sales	12.23	7.84	4.66	162.3%	55.9%
Vehicle margin	4.1%	-6.1%	5.7%	-1.6pts	10.2pts
Total revenues	13.05	8.53	5.14	153.9%	53.0%
Gross profit (loss)	0.81	(0.23)	0.45	81.9%	-455.1%
Gross margin	6.2%	-2.7%	8.7%	-2.5pts	8.9pts
Net loss	1.35	3.89	2.36	-42.9%	-65.3%
Non-GAAP net loss	1.77	2.79	2.21	-19.9%	-36.5%
Net loss attributable to ordinary shareholders	1.35	3.89	2.36	-42.9%	-65.3%
Non-GAAP net loss attributable to ordinary shareholders	1.77	2.79	2.21	-19.9%	-36.5%
Comprehensive loss attributable to ordinary shareholders	1.57	4.01	2.68	-41.4%	-60.8%

[i]	Except for vehicle margin and gross margin, where absolute changes instead of percentage changes are presented

Management Commentary

“In 2023, vehicle deliveries of XPENG increased quarter by quarter, exceeding 60,000 units in the fourth quarter,” said Mr. Xiaopeng He, Chairman and CEO of XPENG. “Looking beyond short-term challenges, XPENG is about to embark on a major product cycle. We plan to launch more than 10 brand new models over the next three years. We will continue to lead the innovation of autonomous driving technology, making it affordable and accessible to a much broader customer base. We will also make market entry into more international markets. We will continue to expand our scale and strengthen our technology leadership, as well as accelerate the commercialization of our industry leading technologies.”

“Our plans on cost reduction through technology and engineering as well as operational improvement have begun to bear fruit. Our vehicle margin increased by approximately 10 percentage points quarter-over-quarter in the fourth quarter,” said Dr. Hongdi Brian Gu, Honorary Vice Chairman and Co-President of XPENG. “By the end of 2023, our total cash on hand exceeded RMB45 billion. Robust capital base bolsters our confidence to achieve high-quality and fast growth in a competitive environment.”

Recent Developments

Deliveries in January and February 2024

•	Total deliveries were 8,250 vehicles in January 2024.

•	Total deliveries were 4,545 vehicles in February 2024.

•	As of February 29, 2024, year-to-date total deliveries were 12,795 vehicles.

Launch of XPENG X9

On January 1, 2024, XPENG launched XPENG X9 ultra smart large seven-seater MPV and commenced deliveries during the same month.

Entry into Master Agreement on Strategic Technical Collaboration and Joint Sourcing Program with the Volkswagen Group

XPENG and the Volkswagen Group entered into a Master Agreement on Platform and Software strategic technical collaboration (“Master Agreement”), marking a significant milestone in the strategic partnership of both parties. As part of the Master Agreement, both parties also entered into a Joint Sourcing Program, targeting to jointly reduce the cost of the platform.

Unaudited Financial Results for the Three Months Ended December 31, 2023

Total revenues were RMB13.05 billion (US$1.84 billion) for the fourth quarter of 2023, representing an increase of 153.9% from RMB5.14 billion for the same period of 2022 and an increase of 53.0% from RMB8.53 billion for the third quarter of 2023.

Revenues from vehicle sales were RMB12.23 billion (US$1.72 billion) for the fourth quarter of 2023, representing an increase of 162.3% from the same period of 2022, and an increase of 55.9% from the third quarter of 2023. The year-over-year and quarter-over-quarter increases were mainly attributable to the accelerating sales growth of the G6 and the G9 in the fourth quarter of 2023.

Revenues from services and others were RMB0.82 billion (US$0.12 billion) for the fourth quarter of 2023, representing an increase of 71.6% from RMB0.48 billion for the same period of 2022 and an increase of 20.0% from RMB0.69 billion for the third quarter of 2023. The year-over-year increase was mainly attributable to the increases of second-hand vehicle sales, maintenance and supercharging services sales, which were in line with higher accumulated vehicle sales. The quarter-over-quarter increase was mainly attributable to the increase of maintenance and second-hand vehicle sales services, which were in line with higher accumulated vehicle sales.

Cost of sales was RMB12.24 billion (US$1.72 billion) for the fourth quarter of 2023, representing an increase of 160.7% from RMB4.70 billion for the same period of 2022 and an increase of 39.8% from RMB8.76 billion for the third quarter of 2023. The year-over-year and quarter-over-quarter increases were mainly in line with vehicle deliveries as described above.

Gross margin was 6.2% for the fourth quarter of 2023, compared with 8.7% for the same period of 2022 and negative 2.7% for the third quarter of 2023.

Vehicle margin was 4.1% for the fourth quarter of 2023, compared with 5.7% for the same period of 2022 and negative 6.1% for the third quarter of 2023. The year-over-year decrease was explained by (i) the inventory provision and losses on purchase commitment as a result of upgrades of existing models, with a negative impact of 1.9 percentage points on vehicle margin for the fourth quarter of 2023, and (ii) increased sales promotions, and the expiry of new energy vehicle subsidies, offset partially by cost reduction and improvement in product mix of models. The quarter-over-quarter increase was primarily attributable to the cost reduction and the improvement in product mix of models.

Research and development expenses were RMB1.31 billion (US$0.18 billion) for the fourth quarter of 2023, representing an increase of 6.3% from RMB1.23 billion for the same period of 2022 and an increase of 0.1% from RMB1.31 billion for the third quarter of 2023. The year-over-year increase was mainly in line with timing and progress of new vehicle programs.

Selling, general and administrative expenses were RMB1.94 billion (US$0.27 billion) for the fourth quarter of 2023, representing an increase of 10.3% from RMB1.76 billion for the same period of 2022 and an increase of 14.4% from RMB1.69 billion for the third quarter of 2023. The year-over-year and quarter-over-quarter increases were primarily attributable to the higher commission to the franchised stores driven by higher sales volume. Furthermore, the quarter-over-quarter increase was also due to higher marketing, promotional and advertising expenses to support vehicle sales.

Other income, net was RMB0.35 billion (US$0.05 billion) for the fourth quarter of 2023, representing an increase of 1408.7% from RMB0.02 billion for the same period of 2022 and an increase of 440.5% from RMB0.07 billion for the third quarter of 2023. The year-over-year and quarter-over-quarter increases were primarily attributable to the increased government subsidies.

Loss from operations was RMB2.05 billion (US$0.29 billion) for the fourth quarter of 2023, compared with RMB2.52 billion for the same period of 2022 and RMB3.16 billion for the third quarter of 2023.

Non-GAAP loss from operations, which excludes share-based compensation expenses and fair value gain on derivative liability relating to the contingent consideration, was RMB1.92 billion (US$0.27 billion) for the fourth quarter of 2023, compared with RMB2.37 billion for the same period of 2022 and RMB3.04 billion for the third quarter of 2023.

Net loss was RMB1.35 billion (US$0.19 billion) for the fourth quarter of 2023, compared with RMB2.36 billion for the same period of 2022 and RMB3.89 billion for the third quarter of 2023.

Fair value gain (loss) on derivative liability was gain of RMB0.56 billion (US$0.08 billion) for the fourth quarter of 2023, compared with loss of RMB0.97 billion for the third quarter of 2023. This non-cash gain (loss) resulted from the fluctuation in the fair value of the forward share purchase agreement, measured through profit or loss, related to the issuance of shares by the Company for strategic minority investment by the Volkswagen.

Non-GAAP net loss, which excludes share-based compensation expenses, fair value gain (loss) on derivative liability and fair value gain on derivative liability relating to the contingent consideration, was RMB1.77 billion (US$0.25 billion) for the fourth quarter of 2023, compared with RMB2.21 billion for the same period of 2022 and RMB2.79 billion for the third quarter of 2023.

Net loss attributable to ordinary shareholders of XPENG was RMB1.35 billion (US$0.19 billion) for the fourth quarter of 2023, compared with RMB2.36 billion for the same period of 2022 and RMB3.89 billion for the third quarter of 2023.

Non-GAAP net loss attributable to ordinary shareholders of XPENG, which excludes share-based compensation expenses, fair value gain (loss) on derivative liability and fair value gain on derivative liability relating to the contingent consideration, was RMB1.77 billion (US$0.25 billion) for the fourth quarter of 2023, compared with RMB2.21 billion for the same period of 2022 and RMB2.79 billion for the third quarter of 2023.

Basic and diluted net loss per ADS were both RMB1.51 (US$0.21) for the fourth quarter of 2023, compared with RMB2.74 for the fourth quarter of 2022 and RMB4.49 for the third quarter of 2023.

Non-GAAP basic and diluted net loss per ADS were both RMB1.98 (US$0.28) for the fourth quarter of 2023, compared with RMB2.57 for the fourth quarter of 2022 and RMB3.23 for the third quarter of 2023.

Balance Sheets

As of December 31, 2023, the Company had cash and cash equivalents, restricted cash, short-term investments and time deposits of RMB45.70 billion (US$6.44 billion), compared with RMB38.25 billion as of December 31, 2022 and RMB36.48 billion as of September 30, 2023.

Unaudited Financial Results for the Fiscal Year Ended December 31, 2023

Total revenues were RMB30.68 billion (US$4.32 billion) for fiscal year of 2023, representing an increase of 14.2% from RMB26.86 billion for the prior year.

Revenues from vehicle sales were RMB28.01 billion (US$3.95 billion) for fiscal year of 2023, representing an increase of 12.8% from RMB24.84 billion for the prior year. The year-over-year increase was mainly attributable to the accelerating sales growth of the G6 and the G9 in the fiscal year.

Revenues from services and others were RMB2.67 billion (US$0.38 billion) for fiscal year of 2023, representing an increase of 32.2% from RMB2.02 billion for the prior year. The year-over- year increase was mainly attributable to the increases of second-hand vehicle sales, maintenance and supercharging services sales, which were in line with higher accumulated vehicle sales.

Cost of sales was RMB30.22 billion (US$4.26 billion) for fiscal year of 2023, representing an increase of 27.2% from RMB23.77 billion for the prior year. The year-over-year increase was mainly in line with vehicle deliveries as described above.

Gross margin was 1.5% for fiscal year of 2023, compared with 11.5% for the prior year.

Vehicle margin was negative 1.6% for fiscal year of 2023, compared with 9.4% for the prior year. The year-over-year decrease was explained by (i) increased sales promotions, and the expiry of new energy vehicle subsidies, and (ii) the inventory provisions and losses on purchase commitment related to the G3i and upgrades of existing models, with a negative impact of 2.4 percentage points on vehicle margin for the fiscal year. Excluding aforementioned (ii), the vehicle margin was positive 0.8%.

Research and development expenses were RMB5.28 billion (US$0.74 billion) for fiscal year of 2023, representing an increase of 1.2% from RMB5.21 billion for the prior year. The year-over-year increase was mainly in line with timing and progress of new vehicle programs.

Selling, general and administrative expenses were RMB6.56 billion (US$0.92 billion) for fiscal year of 2023, representing a decrease of 1.9% from RMB6.69 billion for the prior year. The year-over-year decrease was primarily attributable to the decrease of marketing, promotional and advertising expenses.

Other income, net was RMB0.47 billion (US$0.07 billion) for fiscal year of 2023, representing an increase of 326.5% from RMB0.11 billion for the prior year. The year-over-year increase was primarily attributable to the increased government subsidies.

Loss from operations was RMB10.89 billion (US$1.53 billion) for fiscal year of 2023, compared with RMB8.71 billion for the prior year.

Non-GAAP loss from operations, which excludes share-based compensation expenses and fair value gain on derivative liability relating to the contingent consideration, was RMB10.37 billion (US$1.46 billion) for fiscal year of 2023, compared with RMB8.00 billion for the prior year.

Net loss was RMB10.38 billion (US$1.46 billion) for fiscal year of 2023, compared with RMB9.14 billion for the prior year.

Fair value loss on derivative liability was RMB0.41 billion (US$0.06 billion) for fiscal year of 2023. For fiscal year of 2023, this non-cash loss resulted from the fluctuation in the fair value of the forward share purchase agreement, measured through profit or loss, related to the issuance of shares by the Company for strategic minority investment by the Volkswagen.

Non-GAAP net loss, which excludes share-based compensation expenses, fair value gain (loss) on derivative liability and fair value gain on derivative liability relating to the contingent consideration, was RMB9.44 billion (US$1.33 billion) for fiscal year of 2023, compared with RMB8.43 billion for the prior year.

Net loss attributable to ordinary shareholders of XPENG was RMB10.38 billion (US$1.46 billion) for fiscal year of 2023, compared with RMB9.14 billion for the prior year.

Non-GAAP net loss attributable to ordinary shareholders of XPENG, which excludes share-based compensation expenses, fair value gain (loss) on derivative liability and fair value gain on derivative liability relating to the contingent consideration, was RMB9.44 billion (US$1.33 billion) for fiscal year of 2023, compared with RMB8.43 billion for the prior year.

Basic and diluted net loss per ADS were both RMB11.92 (US$1.68) for fiscal year of 2023, compared with RMB10.67 for the prior year.

Non-GAAP basic and diluted net loss per ADS were both RMB10.85 (US$1.53) for fiscal year of 2023, compared with RMB9.84 for the prior year.

Business Outlook

For the first quarter of 2024, the Company expects:

•	Deliveries of vehicles to be between 21,000 and 22,500, representing a year-over-year increase of approximately 15.2% to 23.4%.

•	Total revenues to be between RMB5.8 billion and RMB6.2 billion, representing a year-over- year increase of approximately 43.8% to 53.7%.

The above outlook is based on the current market conditions and reflects the Company’s preliminary estimates of market and operating conditions, and customer demand, which are all subject to change.

Conference Call

The Company’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on March 19, 2024 (8:00 PM Beijing/Hong Kong Time on March 19, 2024).

For participants who wish to join the call by phone, please access the link provided below to complete the pre-registration process and dial in 5 minutes prior to the scheduled call start time. Upon registration, each participant will receive dial-in details to join the conference call.

Event Title:	XPENG Fourth Quarter and Fiscal Year 2023 Earnings Conference Call
Pre-registration link:	https://s1.c-conf.com/diamondpass/10036740-6pn4dk.html

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.xiaopeng.com.

A replay of the conference call will be accessible approximately an hour after the conclusion of the call until March 26, 2024, by dialing the following telephone numbers:

United States:	+1-855-883-1031
International:	+61-7-3107-6325
Hong Kong, China:	800-930-639
Mainland China:	400-120-9216
Replay Access Code:	10036740

About XPENG

XPENG is a leading Chinese Smart EV company that designs, develops, manufactures, and markets Smart EVs that appeal to the large and growing base of technology-savvy middle-class consumers. Its mission is to drive Smart EV transformation with technology, shaping the mobility experience of the future. In order to optimize its customers’ mobility experience, XPENG develops in-house its full-stack advanced driver-assistance system technology and in-car intelligent operating system, as well as core vehicle systems including powertrain and the electrical/electronic architecture. XPENG is headquartered in Guangzhou, China, with main offices in Beijing, Shanghai, Silicon Valley, San Diego and Amsterdam. The Company’s Smart EVs are mainly manufactured at its plants in Zhaoqing and Guangzhou, Guangdong province. For more information, please visit https://www.xpeng.com/.

Use of Non-GAAP Financial Measures

The Company uses non-GAAP measures, such as non-GAAP loss from operations, non-GAAP net loss, non-GAAP net loss attributable to ordinary shareholders, non-GAAP basic loss per weighted average number of ordinary shares and non-GAAP basic loss per ADS, in evaluating its operating results and for financial and operational decision-making purposes. By excluding the impact of share-based compensation expenses, fair value gain (loss) on derivative liability and fair value gain on derivative liability relating to the contingent consideration, the Company believes that the non- GAAP financial measures help identify underlying trends in its business and enhance the overall understanding of the Company’s past performance and future prospects. The Company also believes that the non-GAAP financial measures allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making. The non-GAAP financial measures are not presented in accordance with U.S. GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The non-GAAP financial measures have limitations as analytical tools and when assessing the Company’s operating performance, investors should not consider them in isolation, or as a substitute for net loss or other consolidated statements of comprehensive loss data prepared in accordance with U.S. GAAP. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure. The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

For more information on the non-GAAP financial measures, please see the table captioned “Unaudited Reconciliations of GAAP and non-GAAP Results” set forth in this announcement.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB are made at a rate of RMB7.0999 to US$1.00, the exchange rate on December 29, 2023, set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or U.S. dollars amounts referred could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about XPENG’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: XPENG’s goal and strategies; XPENG’s expansion plans; XPENG’s future business development, financial condition and results of operations; the trends in, and size of, China’s EV market; XPENG’s expectations regarding demand for, and market acceptance of, its products and services; XPENG’s expectations regarding its relationships with customers, suppliers, third-party service providers, strategic partners and other stakeholders; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in XPENG’s filings with the United States Securities and Exchange Commission. All information provided in this announcement is as of the date of this announcement, and XPENG does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For Investor Enquiries

IR Department

XPeng Inc.

E-mail: ir@xiaopeng.com

Jenny Cai

Piacente Financial Communications

Tel: +1-212-481-2050 or +86-10-6508-0677

E-mail: xpeng@tpg-ir.com

For Media Enquiries

PR Department

XPeng Inc.

E-mail: pr@xiaopeng.com

Source: XPeng Inc.

XPENG INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for ADS/ordinary share and per ADS/ordinary share data)

	As of December 31
	2022 RMB	2023 RMB	2023 US$
ASSETS
Current assets
Cash and cash equivalents	14,607,774	21,127,163	2,975,699
Restricted cash	106,272	3,174,886	447,173
Short-term deposits	14,921,688	9,756,979	1,374,242
Short-term investments	1,262,129	781,216	110,032
Long-term deposits, current portion	427,466	7,054,915	993,664
Accounts and notes receivable, net	3,872,846	2,716,216	382,571
Installment payment receivables, net, current portion	1,294,665	1,881,755	265,040
Inventory	4,521,373	5,526,212	778,351
Amounts due from related parties	47,124	12,948	1,824
Prepayments and other current assets	2,466,084	2,489,339	350,616

Total current assets	43,527,421	54,521,629	7,679,212

Non-current assets:
Long-term deposits	6,926,450	3,035,426	427,531
Restricted long-term deposits	—	767,899	108,156
Property, plant and equipment, net	10,606,745	10,954,485	1,542,907
Right-of-use assets, net	1,954,618	1,455,865	205,054
Intangible assets, net	1,042,972	4,948,992	697,051
Land use rights, net	2,747,854	2,789,367	392,874
Installment payment receivables, net	2,188,643	3,027,795	426,456
Long-term investments	2,295,032	2,084,933	293,657
Other non-current assets	201,271	576,150	81,149

Total non-current assets	27,963,585	29,640,912	4,174,835

Total assets	71,491,006	84,162,541	11,854,047

XPENG INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except for ADS/ordinary share and per ADS/ordinary share data)

	As of December 31
	2022 RMB	2023 RMB	2023 US$
LIABILITIES
Current liabilities
Short-term borrowings	2,419,210	3,889,100	547,768
Accounts and notes payable	14,222,856	22,210,431	3,128,274
Amounts due to related parties	91,111	30,880	4,349
Operating lease liabilities, current portion	490,811	365,999	51,550

Finance lease liabilities, current portion	128,279	34,382	4,843
Deferred revenue, current portion	389,243	630,997	88,874
Long-term borrowings, current portion	761,859	1,363,835	192,092
Accruals and other liabilities	5,583,829	7,580,195	1,067,648
Income taxes payable	27,655	5,743	809

Total current liabilities	24,114,853	36,111,562	5,086,207

Non-current liabilities
Long-term borrowings	4,613,057	5,650,782	795,896
Operating lease liabilities	1,854,576	1,490,882	209,986
Finance lease liabilities	797,743	777,697	109,536
Deferred revenue	694,006	668,946	94,219
Derivative liability	—	393,473	55,420
Deferred tax liabilities	—	404,018	56,905
Other non-current liabilities	2,506,106	2,336,654	329,111

Total non-current liabilities	10,465,488	11,722,452	1,651,073

Total liabilities	34,580,341	47,834,014	6,737,280

SHAREHOLDERS’ EQUITY
Class A Ordinary shares	92	103	15
Class B Ordinary shares	21	21	3
Additional paid-in capital	60,691,019	70,198,031	9,887,186
Statutory and other reserves	6,425	60,035	8,456
Accumulated deficit	(25,330,916)	(35,760,301)	(5,036,733)
Accumulated other comprehensive income	1,544,024	1,830,638	257,840

Total shareholders’ equity	36,910,665	36,328,527	5,116,767

Total liabilities and shareholders’ equity	71,491,006	84,162,541	11,854,047

XPENG INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(All amounts in thousands, except for ADS/ordinary share and per ADS/ordinary share data)

	Three Months Ended
	December 31, 2022 RMB	September 30, 2023 RMB	December 31, 2023 RMB	December 31, 2023 US$
Revenues
Vehicle sales	4,661,182	7,844,239	12,228,314	1,722,322
Services and others	479,167	685,282	822,116	115,793

Total revenues	5,140,349	8,529,521	13,050,430	1,838,115

Cost of sales
Vehicle sales	(4,397,201)	(8,319,890)	(11,732,955)	(1,652,552)
Services and others	(298,084)	(437,589)	(508,003)	(71,551)

Total cost of sales	(4,695,285)	(8,757,479)	(12,240,958)	(1,724,103)

Gross profit (loss)	445,064	(227,958)	809,472	114,012

Operating expenses
Research and development expenses	(1,230,049)	(1,305,868)	(1,307,745)	(184,192)
Selling, general and administrative expenses	(1,755,815)	(1,692,194)	(1,936,503)	(272,751)

Total operating expenses	(2,985,864)	(2,998,062)	(3,244,248)	(456,943)

Other income, net	23,357	65,192	352,391	49,633
Fair value gain on derivative liability relating to the contingent consideration	—	—	29,339	4,132
Loss from operations	(2,517,443)	(3,160,828)	(2,053,046)	(289,166)

Interest income	273,367	314,004	342,780	48,280
Interest expense	(51,079)	(65,767)	(73,225)	(10,314)
Fair value gain (loss) on derivative assets or derivative liabilities	1,398	(971,832)	561,415	79,074
Investment loss on long-term investments	(102,798)	(8,782)	(185,318)	(26,101)
Exchange (loss) gain from foreign currency transactions	(17,454)	5,972	46,362	6,530
Other non-operating income, net	37,761	4,282	27,364	3,854

Loss before income tax benefit (expenses) and share of results of equity method investees	(2,376,248)	(3,882,951)	(1,333,668)	(187,843)

Income tax benefit (expenses)	10,445	(682)	(21,754)	(3,064)
Share of results of equity method investees	4,628	(2,917)	7,807	1,100

Net loss	(2,361,175)	(3,886,550)	(1,347,615)	(189,807)

Net loss attributable to ordinary shareholders of XPeng Inc.	(2,361,175)	(3,886,550)	(1,347,615)	(189,807)

XPENG INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (CONTINUED)

(All amounts in thousands, except for ADS/ordinary share and per ADS/ordinary share data)

	Three Months Ended
	December 31, 2022 RMB	September 30, 2023 RMB	December 31, 2023 RMB	December 31, 2023 US$
Net loss	(2,361,175)	(3,886,550)	(1,347,615)	(189,807)

Other comprehensive loss
Foreign currency translation adjustment, net of tax	(318,072)	(123,081)	(222,618)	(31,355)

Total comprehensive loss attributable to XPeng Inc.	(2,679,247)	(4,009,631)	(1,570,233)	(221,162)

Comprehensive loss attributable to ordinary shareholders of XPeng Inc.	(2,679,247)	(4,009,631)	(1,570,233)	(221,162)

Weighted average number of ordinary shares used in computing net loss per ordinary share
Basic and diluted	1,720,448,811	1,729,980,347	1,787,655,242	1,787,655,242

Net loss per ordinary share attributable to ordinary shareholders
Basic and diluted	(1.37)	(2.25)	(0.75)	(0.11)

Weighted average number of ADS used in computing net loss per share
Basic and diluted	860,224,405	864,990,174	893,827,621	893,827,621

Net loss per ADS attributable to ordinary shareholders
Basic and diluted	(2.74)	(4.49)	(1.51)	(0.21)

XPENG INC.

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for ADS/ordinary share and per ADS/ordinary share data)

	Three Months Ended
	December 31, 2022 RMB	September 30, 2023 RMB	December 31, 2023 RMB	December 31, 2023 US$
Loss from operations	(2,517,443)	(3,160,828)	(2,053,046)	(289,166)
Fair Value gain on derivative liability relating to the contingent consideration	—	—	(29,339)	(4,132)
Share-based compensation expenses	148,783	124,291	167,036	23,527

Non-GAAP loss from operations	(2,368,660)	(3,036,537)	(1,915,349)	(269,771)

Net loss	(2,361,175)	(3,886,550)	(1,347,615)	(189,807)
Fair value gain on derivative liability relating to the contingent consideration	—	—	(29,339)	(4,132)
Fair value loss (gain) on derivative liability	—	971,832	(561,415)	(79,074)
Share-based compensation expenses	148,783	124,291	167,036	23,527

Non-GAAP net loss	(2,212,392)	(2,790,427)	(1,771,333)	(249,486)

Net loss attributable to ordinary shareholders	(2,361,175)	(3,886,550)	(1,347,615)	(189,807)
Fair value gain on derivative liability relating to the contingent consideration	—	—	(29,339)	(4,132)
Fair value loss (gain) on derivative liability	—	971,832	(561,415)	(79,074)
Share-based compensation expenses	148,783	124,291	167,036	23,527

Non-GAAP net loss attributable to ordinary shareholders of XPeng Inc.	(2,212,392)	(2,790,427)	(1,771,333)	(249,486)

Weighted average number of ordinary shares used in calculating Non-GAAP net loss per share
Basic and diluted	1,720,448,811	1,729,980,347	1,787,655,242	1,787,655,242

Non-GAAP net loss per ordinary share
Basic and diluted	(1.29)	(1.61)	(0.99)	(0.14)

Weighted average number of ADS used in calculating Non-GAAP net loss per share
Basic and diluted	860,224,405	864,990,174	893,827,621	893,827,621

Non-GAAP net loss per ADS
Basic and diluted	(2.57)	(3.23)	(1.98)	(0.28)

XPENG INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(All amounts in thousands, except for ADS/ordinary share and per ADS/ordinary share data)

	For the Year Ended December 31
	2022	2023	2023
	RMB	RMB	US$
Revenues
Vehicle sales	24,839,637	28,010,857	3,945,247
Services and others	2,015,482	2,665,210	375,387

Total revenues	26,855,119	30,676,067	4,320,634

Cost of sales
Vehicle sales	(22,493,122)	(28,457,909)	(4,008,213)
Services and others	(1,273,606)	(1,767,003)	(248,877)

Total cost of sales	(23,766,728)	(30,224,912)	(4,257,090)

Gross profit	3,088,391	451,155	63,544

Operating expenses
Research and development expenses	(5,214,836)	(5,276,574)	(743,190)
Selling, general and administrative expenses	(6,688,246)	(6,558,942)	(923,808)

Total operating expenses	(11,903,082)	(11,835,516)	(1,666,998)

Other income, net	109,168	465,588	65,577
Fair value gain on derivative liability relating to the contingent consideration	—	29,339	4,132

Loss from operations	(8,705,523)	(10,889,434)	(1,533,745)

Interest income	1,058,771	1,260,162	177,490
Interest expense	(132,192)	(268,666)	(37,841)
Fair value gain (loss) on derivative assets or derivative liabilities	59,357	(410,417)	(57,806)
Investment gain (loss) on long-term investments	25,062	(224,364)	(31,601)
Exchange (loss) gain from foreign currency transactions	(1,460,151)	97,080	13,673
Other non-operating income, net	36,318	41,934	5,906

Loss before income tax expenses and share of results of equity method investees	(9,118,358)	(10,393,705)	(1,463,924)

Income tax expenses	(24,731)	(36,810)	(5,185)
Share of results of equity method investees	4,117	54,740	7,710

Net loss	(9,138,972)	(10,375,775)	(1,461,399)

Net loss attributable to ordinary shareholders of XPeng Inc.	(9,138,972)	(10,375,775)	(1,461,399)

XPENG INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (CONTINUED)

(All amounts in thousands, except for ADS/ordinary share and per ADS/ordinary share data)

	For the Year Ended December 31
	2022	2023	2023
	RMB	RMB	US$
Net loss	(9,138,972)	(10,375,775)	(1,461,399)

Other comprehensive income
Foreign currency translation adjustment, net of tax	3,192,573	286,614	40,369

Total comprehensive loss attributable to XPeng Inc.	(5,946,399)	(10,089,161)	(1,421,030)

Comprehensive loss attributable to ordinary shareholders of XPeng Inc.	(5,946,399)	(10,089,161)	(1,421,030)

Weighted average number of ordinary shares used in computing net loss per ordinary share
Basic and diluted	1,712,533,564	1,740,921,519	1,740,921,519

Net loss per ordinary share attributable to ordinary shareholders
Basic and diluted	(5.34)	(5.96)	(0.84)

Weighted average number of ADS used in computing net loss per share
Basic and diluted	856,266,782	870,460,760	870,460,760

Net loss per ADS attributable to ordinary shareholders
Basic and diluted	(10.67)	(11.92)	(1.68)

XPENG INC.

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for ADS/ordinary share and per ADS/ordinary share data)

	For the Year Ended December 31
	2022	2023	2023
	RMB	RMB	US$
Loss from operations	(8,705,523)	(10,889,434)	(1,533,745)

Share-based compensation expenses	710,486	550,535	77,541
Fair value gain on derivative liability relating to the contingent consideration	—	(29,339)	(4,132)

Non-GAAP loss from operations	(7,995,037)	(10,368,238)	(1,460,336)

Net loss	(9,138,972)	(10,375,775)	(1,461,399)

Fair value gain on derivative liability relating to the contingent consideration	—	(29,339)	(4,132)
Fair value loss on derivative liability	—	410,417	57,806
Share-based compensation expenses	710,486	550,535	77,541

Non-GAAP net loss	(8,428,486)	(9,444,162)	(1,330,184)

Net loss attributable to ordinary shareholders	(9,138,972)	(10,375,775)	(1,461,399)
Fair value gain on derivative liability relating to the contingent consideration	—	(29,339)	(4,132)
Fair value loss on derivative liability	—	410,417	57,806
Share-based compensation expenses	710,486	550,535	77,541

Non-GAAP net loss attributable to ordinary shareholders of XPeng Inc.	(8,428,486)	(9,444,162)	(1,330,184)

Weighted average number of ordinary shares used in calculating Non-GAAP net loss per share
Basic and diluted	1,712,533,564	1,740,921,519	1,740,921,519

Non-GAAP net loss per ordinary share
Basic and diluted	(4.92)	(5.42)	(0.76)

Weighted average number of ADS used in calculating Non-GAAP net loss per share
Basic and diluted	856,266,782	870,460,760	870,460,760

Non-GAAP net loss per ADS
Basic and diluted	(9.84)	(10.85)	(1.53)